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                          June 12, 2023

       Michael Amoroso
       President and Chief Executive Officer
       Precision BioSciences, Inc.
       302 East Pettigrew St., Suite A-100
       Durham, North Carolina 27701

                                                        Re: Precision
BioSciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2023
                                                            File No. 333-272540

       Dear Michael Amoroso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Peter N. Handrinos,
Esq.